SilverCrest Intercepts 7.6 Metres Grading 502 gpt AgEq* at Babicanora; Expands Phase II Drill Program

TSX-V: SIL | OTCQX: SVCMF

VANCOUVER, June 22, 2017 /CNW/ - SilverCrest Metals Inc. ("SilverCrest" or the "Company") is pleased to announce additional drill results for the Babicanora Vein within the Las Chispas Property (the "Property") located in Sonora, Mexico. These further drilling results, combined with results announced on March 2, 2017, show an increased high grade footprint within the Babicanora Vein (see attached Figures). The Babicanora Vein is one of 19 epithermal veins that have been identified to date on the Property, which historically was one of the largest silver-gold producers in Sonora. As part of the Company's ongoing Phase II exploration program, four drills are currently working at the Las Chispas, William Tell, Varela, Giovanni and Babicanora veins, with further results anticipated over the next several months.

N. Eric Fier, CPG, P.Eng, President and CEO, remarked, "It is still early days for us at Babicanora, and high-grade mineralization is open in all directions along strike and to depth of the Babicanora Vein. We believe there is strong potential for further high grade mineralization, as we systematically expand drilling along strike, down dip and subsequently intersect other associated veins. Originally, we assumed the Babicanora Vein had been historically mined out above the Babicanora adit; therefore, our initial target was at depth. It now appears that only the soft sheared rock has been partially mined, leaving significant hard rock mineralization in place. Soft rock mining is mentioned in historic Babicanora reports dating back to the 1800's describing excavation by axe with no blasting required. Our exploration work at Babicanora includes surface and underground drilling, which is easily accessible via the four metre high by four metre wide adit that is approximately 230 metres long and was constructed in the 1860's. With continued success, we will be diligently drill testing along the projected strike length of the Babicanora trend which is now over 4 kilometres long."

The most significant result for this release is an intercept in Hole UB17-09 of 7.6 metres grading 4.08 grams per tonne ("gpt") gold and 196.1 gpt silver, or 502 gpt silver equivalent ("AgEq"; based on a ratio of 75 (Ag):1 (Au) and 100% metallurgical recovery) including 2.2 metres grading 10.8 gpt gold and 181 gpt silver, or 991 gpt AgEq. Also noteworthy is 6.6 metres grading 1.03 gpt gold and 328.5 gpt silver, or 406 gpt AgEq in Hole BA17-04. Both intercepts (UB17-09 and BA17-04) are 50 to 60 metres from the surface. The following table summarizes the most significant drill assay results (uncut, undiluted) in the Babicanora Vein only (excluding results already reported on March 2, 2017);

Hole No. **	From (m)	To (m)	Est. True Thickness (m)	Au gpt	Ag gpt	AgEq* gpt
BA17-04	43.9	53.4	6.6	1.03	328.5	406
Includes	50.2	53.4	1.6	2.21	437.0	602
BA17-05	50.3	53.9	2.0	3.78	67.8	347
Includes	50.9	52.3	0.7	9.48	111.0	822
UB17-08	54.6	55.8	1.2	3.53	303.0	568
UB17-09	70.2	77.8	7.6	4.08	196.1	502
Includes	75.6	77.8	2.2	10.8	181.0	991

Note: all numbers are rounded.
*AgEq based on 75 (Ag):1 (Au) and 100% metallurgical recovery.
**Babicanora surface holes begin with "BA" and underground holes begin with "UB".

All assays were completed by ALS Chemex in Hermosillo, Mexico, and North Vancouver, BC, Canada.

The Company is using a cut-off grade greater than 150 gpt AgEq* and a width of 1.5 metres when determining significant drill intercepts at the Babicanora Vein. To date, past and present Company significant intercepts, including BA17-04 to 05, UB17-01, UB17-03 to 05, and UB17-08 to 09, are averaging 4.5 metres in true thickness grading 521 gpt AgEq.

Babicanora holes BA17-01 to 03 intercepted low grade mineralization (halo) including 30 metres near surface of 33 gpt Ag (see attached Figures). Hole UB17-06 and 07 were specifically drilled in the opposite direction of the Babicanora Vein testing footwall mineralization. Hole UB17-07 intersected a high grade footwall vein with a true thickness of 0.7 metres grading 2.21 gpt Au and 401 gpt Ag or 566 gpt AgEq. Since this footwall vein appears to be mineralized in core, underground and on surface for a strike length of at least 400 metres, it has been named the "Babicanora FW Vein".

Initially, the Company outlined its Phase II exploration program to include an 8,000 to 10,000 metre underground and surface core drill program. Given the positive drill results to date and continued geological knowledge and understanding of the trends in the area, SilverCrest has expanded this program. To date, the Company has drilled 14,205 metres (62 holes) at both the Las Chispas and Babicanora areas. Thirty-seven (37) holes, totalling 10,085 metres, were drilled in the Las Chispas area, including Las Chispas Main, William Tell, Giovanni, Espiritu Santo and Varela veins. Twenty-five (25) holes, totalling 4,120 metres, were drilled from both surface and underground into the Babicanora area, including the Babicanora Main and Babicanora FW veins.

The Company plans to drill an additional 3,500 metres in Phase II by the end of July 2017, at which point the Company will proceed with a break from surface drilling and underground drilling at Babicanora while commencing underground drilling at Las Chispas Main Vein. This will allow SilverCrest to compile all Phase II information for review, announce further results, and plan work for the second half of 2017 ("H2 2017"). Besides core drilling, other ongoing exploration work at Las Chispas includes; finishing underground rehabilitation in H2 2017 (approximately 10 of 11.5 kilometres have been re-opened to date), underground channel sampling of the Las Chispas Main Vein, possible extension and rehabilitation of the Babicanora adit for another 150 to 250 metres, expanded surface mapping and sampling in the district, initial metallurgical work, and auger drilling to determine accurate volumetrics and grade of historic dumps. All ongoing work will be analyzed during H2 2017 for a possible resource estimation and bulk sample plan.

The Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects for this news release is N. Eric Fier, CPG, P.Eng, and President and CEO for SilverCrest, who has reviewed and approved its contents.

ABOUT SILVERCREST METALS INC.
SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico's historic precious metal districts. The Company is led by a proven management team in all aspects of the precious metal mining sector, including the pioneering of a responsible "phased approach" business model taking projects through discovery, finance, on time and on budget construction, and production with subsequent increased value to shareholders.

FORWARD-LOOKING STATEMENTS
This news release contains "forward-looking statements" within the meaning of Canadian securities legislation. These include, without limitation, statements with respect to: the strategic plans, timing and expectations for the Company's exploration, rehabilitation and drilling programs of the Las Chispas Property, including initial extraction program for bulk sample testing and preparation of an initial resource estimate; information with respect to high grade areas and size of veins projected from underground sampling results and drilling results; and the accessibility of future mining at the Las Chispas Property. Such forward looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to rehabilitation and drilling programs; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

N. Eric Fier, CPG, P.Eng
President & CEO
SilverCrest Metals Inc.

Neither TSX Venture Exchange nor its Regulation Services Provider (as defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE SilverCrest Metals Inc.

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For further information: SilverCrest Metals Inc., Contact: Fred Cooper, Investor Relations, Telephone: +1 (604) 694-1730, Fax: +1 (604) 694-1761, Toll Free: 1-866-691-1730 (Canada & USA), Email: info@silvercrestmetals.com, Website: www.silvercrestmetals.com, 570 Granville Street, Suite 501, Vancouver, British Columbia V6C 3P1

CO: SilverCrest Metals Inc.

CNW 09:03e 22-JUN-17